EXHIBIT 1.01
MSC INDUSTRIAL DIRECT CO., INC.
Conflict Minerals Report
For the reporting period from January 1 to December 31, 2022

1. INTRODUCTION AND COMPANY OVERVIEW

This Conflict Minerals Report (this “Report”) of MSC Industrial Direct Co., Inc. (together with its subsidiaries, “MSC,” the “Company,” “we,” “our,” or “us”), dated May 18, 2023, is provided in accordance with Rule 13p-1 under the Securities Exchange Act of 1934, as amended (“Rule 13p-1”), for the reporting period from January 1 to December 31, 2022 (the “Reporting Period”).

Rule 13p-1 requires the disclosure of certain information by companies that manufacture or contract to manufacture products for which certain specified minerals are necessary to the functionality or production of such products. The applicable minerals are columbite-tantalite (coltan), cassiterite, wolframite, gold, and their derivatives, which are limited to tantalum, tin, and tungsten (collectively, “Conflict Minerals”). Companies are required to determine, among other things, whether certain of the Conflict Minerals used in their products originated in the Democratic Republic of the Congo (the “DRC”) or any of its adjoining countries (together with the DRC, each a “Covered Country” and collectively, the “Covered Countries”), and if these Conflict Minerals directly or indirectly financed or otherwise benefited armed groups (“Armed Groups”), as such term is defined in Item 1.01(d)(2) of Form SD, in any of the Covered Countries.

We are a leading North American distributor of a broad range of metalworking and maintenance, repair, and operations (“MRO”) products and services. We help our customers drive greater productivity, profitability and growth with our products, inventory management and other supply chain solutions, and deep expertise from over 80 years of working with customers across various industries.

MSC is committed to responsible corporate citizenship and condemns the atrocities perpetuated by militants in the Covered Countries. The products which we distribute are sourced from thousands of suppliers around the world. We do not directly manufacture our products, except for the following products made to our customers’ specifications: (i) one low-volume round tooling product that we custom fabricate in our American Specialty Grinding business; and (ii) one weld-to-order blade product that we custom fabricate in one of our Michigan facilities. However, we may at times enter into contracts with suppliers to manufacture products on our behalf for certain of our exclusive brands or to meet specific customer needs such that these products may be deemed to be “contracted to be manufactured,” as the term is used in Rule 13p-1 (“Contract Manufacture”). Certain of the products that we manufacture or Contract Manufacture use Conflict Minerals that are necessary to the functionality or production of these products, as such terms are used in Rule 13p-1 (“Necessary Conflict Minerals”), which subjects us to Rule 13p-1’s reporting requirements.

The Conflict Minerals supply chain is multi-tiered and global, consisting of thousands of mining, trading, and manufacturing entities around the world. We rely on our suppliers of (i) round metal blanks for the one product that we manufacture, (ii) coils for weld-to-order blades that we fabricate and (iii) the products that we Contract Manufacture, for information as to their use of Necessary Conflict Minerals in the relevant products they supply to us. Based on the information gathered from these suppliers as well as our own assessment for the Reporting Period, we have determined that approximately 49 product stock-keeping units (“SKUs”) that we manufactured or Contract Manufactured during the Reporting Period (“Covered Products”) use

Necessary Conflict Minerals (primarily tungsten, with some tantalum). We also rely on our suppliers for information regarding the originating mines of, and processing smelters for, the Necessary Conflict Minerals, as these mines and smelters are typically many tiers upstream from us in our global supply chain, and we do not have direct relationships with them.

2. REASONABLE COUNTRY OF ORIGIN INQUIRY

For the Reporting Period, we conducted a reasonable country of origin inquiry (“RCOI”), as the term is used in Item 1.01 of Form SD, on the Necessary Conflict Minerals used by our Covered Products. Our RCOI consisted of surveying our suppliers of round metal blanks and Contract Manufactured products regarding the Necessary Conflict Minerals used in the Covered Products to determine whether any of the Necessary Conflict Minerals originated in any Covered Country or are from recycled or scrap sources. We used the Conflict Minerals Reporting Template (the “CMRT”) published by the Responsible Minerals Initiative (the “RMI”). Information requested in the CMRT includes:

•the Conflict Minerals content of the responder’s products;
•whether these Conflict Minerals originated in the Covered Countries or are from recycled or scrap sources;
•the names and addresses of the smelters or refiners that processed the responder’s Conflict Minerals;1
•the names and locations of the Conflict Minerals’ originating mines; and
•information about the responder’s Conflict Minerals policy and due diligence procedures.

Based on the results of our RCOI, we have reason to believe that some of the Conflict Minerals in our Covered Products may have originated in the Covered Countries and may not be from recycled or scrap sources. We therefore conducted due diligence (as described below) on the source and chain of custody of the Conflict Minerals in our Covered Products.

3. DUE DILIGENCE PROCESS
We conducted due diligence on the source and chain of custody of the Necessary Conflict Minerals used in our Covered Products (“Due Diligence”) to ascertain whether these Conflict Minerals originated in the Covered Countries and financed or otherwise benefited Armed Groups in any of the Covered Countries.

3.1. Design of Our Due Diligence Measures

Our Due Diligence measures have been designed in conformity with the OECD Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas, Third Edition (the “OECD Guidance”), as applicable for tin, tantalum, tungsten, gold and downstream companies (as the term is defined in the OECD Guidance). Our due diligence design incorporates the five steps of the OECD Guidance:

•strong Company Conflict Minerals compliance management systems, including senior management oversight and internal and external processes for capturing and addressing grievances;
1 Pursuant to the OECD Guidance (as defined below), identifying the smelters and refiners in our supply chain and directly or indirectly assessing their due diligence practices for sourcing Conflict Minerals is one of the key steps in our RCOI and supply chain due diligence processes as a downstream company (as the term is defined in the OECD Guidance).

•risk identification and assessment processes in our supply chain, including supplier surveys and other monitoring and engagement tools and processes;
•the design and ongoing implementation of strategies to respond to identified risks, including risk management planning and management reporting;
•independent third-party audits of smelter due diligence practices by participating in industry-driven initiatives; and
•annual reporting on our supply chain due diligence activities.

3.2. Due Diligence Measures Performed

Our Due Diligence measures performed during the Reporting Period includes the activities described in Sections 3.2.1 and 3.2.2 below.

3.2.1 Compliance Management Systems

Our Conflict Minerals Compliance Team (our “Compliance Team”) continued to manage our Conflict Minerals compliance program during the Reporting Period, consistent with our Conflict Minerals Policy, found at https://www.mscdirect.com/customer-service/conflict-minerals-policy. Our Conflict Minerals Policy describes the Company’s commitment to addressing the use of Conflict Minerals in our products, which includes:

•identifying the sources of any Conflict Minerals in the products we manufacture or Contract Manufacture;
•working towards improving, year-over-year, our ability to track Conflict Minerals in our supply chain and report on their countries of origin;
•working towards eliminating from the products that we manufacture or Contract Manufacture, Conflict Minerals that directly or indirectly support militant groups in the Covered Countries;
•participating in industry-wide initiatives to audit smelters and refiners of Conflict Minerals; and
•complying with the requirements of the conflict minerals law (Section 1502 of the Dodd-Frank Wall Street Reform and Consumer Protection Act) and related rules.

Our Conflict Minerals Policy also sets out the Company’s expectations that our suppliers will:

•not knowingly supply us with products containing Conflict Minerals that directly or indirectly support militant groups in the Covered Countries; and
•support our efforts to identify the smelters and refiners that process Conflict Minerals used in our products and the countries and mines of origin of such Conflict Minerals.

The Compliance Team, formed in 2012, is led by our General Counsel and overseen by a steering committee comprised of our General Counsel and other senior executives of the Company. The team consists of MSC associates from a number of different functional areas such as Legal, Product Management, Sales, and Information Technology.

3.2.2 Risk Identification and Assessment

We used the CMRT to survey our suppliers of round metal blanks and Contract Manufactured products regarding the Necessary Conflict Minerals used in the Covered Products to ascertain the source and chain of custody of the Conflict Minerals, including their processing smelters, and countries and mines of origin. We validated the information received in response to the CMRT, to the extent possible, using different procedures such as (i) reviewing individual supplier responses for inconsistencies within the response; (ii) comparing different supplier responses for inconsistencies among the responses; (iii) checking smelter and refiner names reported against the CMRT’s list of Standard Smelter Names; (iv) checking the “conflict-free” status of smelters reported on the RMI’s website; and (v) following up with those suppliers whose responses we determined were either not plausible or were lacking key information.

We have received, in aggregate, information, including Conflict Mineral smelter names, from our surveys and other supplier engagements for the Reporting Period that is comparable to the previous reporting year for the same products; however, we were unable to receive responses from some of our suppliers.

As a Work Group Participant of the RMI within the Responsible Business Alliance, we also leveraged the due diligence conducted on smelters and refiners by the RMI’s Responsible Mineral Assurance Process and similar independent assessment programs such as the Responsible Jewellery Council’s Chain-of-Custody Certification Program and the London Bullion Market Association’s Responsible Gold Programme (collectively, the “RMAP”). The RMAP uses independent private sector auditors to audit the source, including mines of origin, and chain of custody of the Conflict Minerals used by smelters and refiners that participate in the RMAP. The smelters and refiners that are found to be conformant with the RMAP audit protocol are those for which the independent auditor has verified that the smelters’ or refiners’ Conflict Minerals originated from conflict-free mines and trading (“RMAP Conformant”). The RMI makes available to its participating member companies country of origin information for the RMAP Conformant smelters and refiners. Certain smelters and refiners have agreed to complete a RMAP conformance audit to be conducted by an independent auditor, completed the relevant documents, and scheduled the on-site assessment (“RMAP Active”).
4. DUE DILIGENCE DETERMINATION

Based on the Due Diligence performed as described above, we were unable to determine whether the Necessary Conflict Minerals contained in the Covered Products listed in the table in Section 5 below (the “DRC Conflict Undeterminable Products”) originated in the Covered Countries, or, if they did originate in the Covered Countries, whether the mining or trade of such Conflict Minerals directly or indirectly financed or benefited armed groups in the Covered Countries.

5. PRODUCT DESCRIPTION: DRC CONFLICT UNDETERMINABLE PRODUCTS

The below table includes (i) a description of the DRC Conflict Undeterminable Products for the Reporting Period, (ii) the Necessary Conflict Minerals used by these products, (iii) the smelters that processed the Necessary Conflict Minerals used by these products, to the extent known, and (iv) the countries of origin of the Necessary Conflict Minerals used by these products, to the extent known.

(i) Product Description	(ii) Necessary Conflict Minerals Used by Product	(iii) Smelters that Processed the Necessary Conflict Minerals Used by Product	(iv) Countries of Origin of the Necessary Conflict Minerals Used by Product
Custom Cutters, Custom Tools	Tungsten	Unknown(a)	Unknown(d)
Custom Inserts, Custom Tool Holders	Tantalum, Tungsten
Cronimet Brasil Ltda(b) (located in Brazil); Artek LLC (located in the Russian Federation)(c); Albasteel Industria e Comercio de Ligas Para Fundicao Ltd.(c) (located in China); NPP Tyazhmetprom LLC(c) (located in China); South-East Nonferrous Metal Company Limited of Hengyang City(c) (located in China); Jiangxi Xianglu Tungsten Co., Ltd.(c) (located in China); Hunan Chuangda Vanadium Tungsten Co., Ltd. Wuji(c) (located in China); Jiangxi Minmetals Gao'an Non-ferrous Metals Co., Ltd.(c) (located in China); Xinhai Rendan Shaoguan Tungsten Co., Ltd.(c) (located in China); Tejing (Vietnam) Tungsten Co., Ltd.(c) (located in Vietnam); Fujian Jinxin Tungsten Co., Ltd.(c) (located in China); CNMC (Guangxi) PGMA Co., Ltd.(c) (located in China)
One or more Level 1 Countries(e); One or more Level 3 Countries(f)
Custom Inserts, Custom Cutters	Tungsten
Unknown(a); Guangdong Xianglu Tungsten Co., Ltd.(b) (located in China); Wolfram Bergbau und Hutten AG(b) (located in Austria); Xiamen Tungsten Co., Ltd.(b) (located in China); Jiangxi Xinsheng Tungsten Industry Co., Ltd.(b) (located in China); Jiangxi Tonggu Non-ferrous Metallurgical & Chemical Co., Ltd.(b) (located in China); Ganzhou Seadragon W & Mo Co., Ltd.(b) (located in China);
Chenzhou Diamond Tungsten Products Co., Ltd.(c) (located in China); H.C. Starck Tungsten GmbH(b) (located in Germany); Masan High-Tech Materials(b) (located in Vietnam); Jiangwu H.C. Starck Tungsten Products Co., Ltd.(b) (located in China)
Unknown(d); One or more Level 1 Countries(e); One or more Level 3 Countries(f)
_______________________________
(a) Not all smelters are known.
(b) RMAP Conformant.
(c) Not listed as RMAP Conformant or RMAP Active.
(d) Not all countries of origin are known.
(e) Country of origin information of the Conflict Minerals used by RMAP Conformant smelters is provided by the RMI. Due to confidentiality restrictions, the RMI may only disclose country of origin information on an aggregate basis where the country of origin is not the DRC. See Annex 1 to this Report for the list of Level 1 countries.
(f) Country of origin information of the Conflict Minerals used by RMAP Conformant smelters is provided by the RMI. Due to confidentiality restrictions, the RMI may only disclose country of origin information on an aggregate basis where the country of origin is not the DRC. See Annex 1 to this Report for the list of Level 3 countries. The smelters identified which source Conflict Minerals from the Level 3 Countries are RMAP Conformant.

We undertook the activities detailed in Section 3.2.2 above for the Reporting Period in our efforts to determine the mine or location of origin of the Necessary Conflict Minerals in the Covered Products.
6. RISK MITIGATION STEPS

We intend to take the following steps, among others, in an effort to further mitigate the risk that our Conflict Minerals finance or otherwise benefit Armed Groups in the Covered Countries:

•continue to develop customized engagement plans for each supplier of Contract Manufactured products regarding the Necessary Conflict Minerals used in the Covered Products based on the supplier’s outstanding due diligence information and related level of risk, designed to (i) help us gather improved information regarding whether any of these Conflict Minerals are financing or otherwise benefiting Armed Groups in any of the Covered Countries, and (ii) address specific risks identified;
•continue to improve procedures for quality-checking supplier responses to our due diligence requests; and
•continue to participate in industry initiatives to encourage smelters to participate in independent third-party audit programs such as RMAP.

Annex 1

Below is an aggregated list of countries of origin, to the extent known, from which the parties listed in column (iii) in the table in Section 5 of this Report are believed to have sourced conflict minerals. This list of potential countries of origin is populated based on publicly available information, our RCOI and Due Diligence measures. It is important to note that this is also based on company level responses and therefore, it is not certain which of these countries of origin can be linked to our products.

Level 1 Countries:

Australia, Austria, Bolivia, Brazil, Canada, China, Germany, Ireland, Israel, Japan, Kazakhstan, Kyrgyzstan, Malaysia, Mexico, Mongolia, Myanmar, Nigeria, Peru, Portugal, Russian Federation, South Korea, Spain, Thailand, United Kingdom of Great Britain and Northern Ireland, United States of America, Vietnam, Zimbabwe.

Level 3 Countries:

Burundi, Rwanda, The Democratic Republic of the Congo, Uganda.